T 604.682.3701 Suite 400, 455 Granville Street info@coralgold.com F 604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

October 21, 2008	Trading Symbols: TSX Venture CLH
US;OTC.BB CLHRF
Berlin and Frankfurt GV8

CORAL ANNOUNCES EXPLORATION AGREEMENT WITH BARRICK GOLD ON NORMA SASS PROPERTY

Coral Gold Resources Ltd.s wholly-owned U.S. subsidiary, Coral Resources, Inc. (CRI) with Levon Resources Ltd. (Levon) have entered into an exploration, development and mine operating agreement (the Agreement) with Barrick Gold Exploration Inc. (Barrick), wherein Barrick is granted the option to acquire up to a 75% interest in CRIs and Levons interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

Barrick may earn a 60% interest by incurring total exploration expenditures of at least US $3 million in annual installments by December 31, 2014. Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US $1.5 million by December 31, 2015. Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying CRI and Levon through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out CRIs and Levons joint interest by paying US $6 million and granting them a 2% net smelter returns royalty.

Coral Gold Resources Ltd. is a natural resources company, primarily engaged in the acquisition, exploration and development of natural resources properties, focusing on gold exploration. Its principal business activities have been the exploration of mineral properties located in Nevada, USA, including the Robertson Property, Norma Sass Property, and Ruf Claims.

For further information contact Coral Gold Resources Ltd. at (604) 682-3701, or log onto our website www.coralgold.com.

ON BEHALF OF THE BOARD

"David Wolfin"
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.